UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert Bourassa

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F    ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 26, 2025, Birks Group Inc. (the “Company”) issued a press release announcing that Mr. Jean-Christophe Bédos, the Company’s President and CEO and Director, is stepping down as President and CEO and Board Director of the Company, effective August 29, 2025, and that Mr. Bédos will continue to support the Company in an advisory capacity during the leadership transition.

An executive search for a new President and CEO will take place in due course. In the interim, Mr. Niccolò Rossi di Montelera, in addition to being the Company’s Executive Chairman of the Board, was appointed as Interim CEO. In addition, Mr. Davide Barberis Canonico, a member of the Company’s Board of Directors, was appointed Interim President and Chief Operating Officer.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In connection with Mr. Bédos’ departure, he will receive severance payments in an aggregate amount of $800,000, payable over 30 months during the period from September 1, 2025 to February 29, 2028 and will benefit from group health, dental and life insurance coverage over the same 30-month period. Mr. Bédos has also entered into a consulting agreement with the Company, effective September 1, 2025, to provide advisory services to the Company in exchange for an aggregate amount of $400,000, payable over the same 30-month period.

In connection with Mr. Barberis Canonico’s appointment as Interim President and Chief Operating Officer, effective August 30, 2025, Mr. Canonico will be entitled to receive certain fees and reimbursement of certain expenses incurred in connection with his new role of up to a total amount of $25,000 per month.

The information included in this Form 6-K shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act other than this Form 6-K, except as shall be expressly set forth by specific reference in such filing to this Form 6-K.

The inclusion of any website address herein, including in any exhibit attached hereto, is intended to be an inactive textual reference only and not an active hyperlink. The information contained in, or that can be accessed through, each such website is not part of this Form 6-K or incorporated herein.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press release dated August 26, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC. (Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: August 29, 2025		Vice President, Human Resources, Chief Legal Officer and Corporate Secretary